Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal to Redeem $500,000,000 4.87% Subordinated Debentures, Series C Medium-Term Notes Second Tranche

TORONTO, March 20, 2015 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced its intention to redeem on April 22, 2015, all of its outstanding $500,000,000 Subordinated Debentures, Series C Medium-Term Notes Second Tranche (“the Debentures”) due April 22, 2020.

The Debentures are redeemable at Bank of Montreal’s option from April 22, 2015, at a redemption price of 100 per cent of the principal amount plus unpaid accrued interest to the redemption date. Payment of the redemption price will be made by Bank of Montreal on or after April 22, 2015, upon surrender of the Debentures. Interest on the Debentures will cease to accrue from and after the redemption date.

Notice will be delivered to holders of the Debentures in accordance with the terms outlined in the Debentures prospectus supplement dated February 13, 2004.

About BMO Financial Group

Established in 1817, as Bank of Montreal, BMO Financial Group is a highly diversified financial services organization based in North America. The bank offers a broad range of retail banking, wealth management and investment banking products and services to more than 12 million customers. BMO Financial Group had total assets of $672 billion and more than 47,000 employees at January 31, 2015.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Ronald Monet, Montreal, Ronald.monet@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Sharon Haward-Laird, Toronto, Sharon.hawardlaird@bmo.com, (416) 867-6656

Lisa Hofstatter, Toronto, lisa.hofstatter@bmo.com, (416) 867-7019

Internet: www.bmo.com